EXHIBIT (a)(5)(D)

ELBIT MEDICAL IMAGING LTD. ANNOUNCES COMPLETION OF SELF-TENDER OFFER

TEL AVIV, Israel, December 28, 2004 - Elbit Medical Imaging Ltd. (Nasdaq: EMITF; the "Company" or "EMI") today announced that its tender offer to repurchase, at a price of $11.40 per share, up to an aggregate number of 2,800,000 of its Ordinary Shares, expired at 5:00 pm. New York time (12:00 midnight Israel time) on December 27, 2004. Elbit commenced the tender offer on November 23, 2004.

Elbit has been informed by the depositaries for the tender offer that, as of the expiration date of the tender offer, a total of 21,987,062 Ordinary Shares had been validly tendered and not properly withdrawn pursuant to the tender offer, which constitutes approximately 90.28% of Elbit's issued share capital and 91.48% of the voting rights in Elbit. As contemplated in the offer to purchase, Elbit has accepted for payment only 2,800,000 Ordinary Shares (which constitutes approximately 11.50% of Elbit's issued share capital and 11.65% of the voting rights in Elbit) on a pro rata basis from all tendering shareholders (rounded down to the nearest whole number to avoid purchases of fractional shares), based on a proration factor of approximately 12.73%.

In light of the fact that the number of shares tendered does not constitute more than 95% of the number of the Company's issued and outstanding shares, in accordance with a pre-ruling issued by the Israeli Income Tax Authorities discussed in the Offer to Purchase, the tender of shares pursuant to the tender offer will be subject to Israeli income tax provision in respect of capital gains and will not be considered as a payment of dividend for Israeli tax purposes.

Payment for the shares accepted will be made through American Stock Transfer & Trust Company or Menorah Gaon Investment House Ltd., the depositaries for the tender offer.

ABOUT EMI: EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: Commercial and Entertainment Malls through its subsidiary Plaza Centers; the Hotel segment through its subsidiary Elscint Ltd.; image guided treatment through InSightec - Image Guided Treatment Ltd.; and venture capital investments in the biotechnology and communication business.

FORWARD LOOKING STATEMENTS: Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI 's filings with the Securities and Exchange Commission.

     Company Contact:                                   Investor Contact:
     Shimon Yitzhaki                                    Rachel Levine
     Elbit Medical Imaging Ltd.                         The Anne McBride Company
     +972-3-608-6000                                    +212-983-1702 x207
     syitzhaki@europe-israel.com                        rlevine@annemcbride.com